Exhibit 22

List of Subsidiary Guarantors
As of December 31, 2023, the Company's 7.00% senior secured notes due 2028 are guaranteed by the following 100% owned subsidiaries of the Company:
Titan Tire Corporation
Titan Tire Corporation of Bryan
Titan Tire Corporation of Freeport
Titan Wheel Corporation of Illinois